Overview April 2010 April 2010 CDC Software SaaS Update Expansion of Hybrid Model Exhibit 99.1

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Cautionary Note Regarding Forward-Looking Statements
The contents of this presentation and what we say during it contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. We caution you that all forward-looking statements involve risks and uncertainties.
These forward-looking statements include statements regarding our beliefs about our plans, strategies and pipelines and factors that may affect them, our beliefs regarding our integration approach, our beliefs regarding Q1 2010 revenues, our beliefs and projections regarding recurring revenues for any future period, including the composition and amount thereof, our plans for future growth, our plans and beliefs regarding acquisitions or strategic partnerships, including the completion, terms and potential benefits thereof, and any estimates we may make.
Important factors could cause actual results to differ materially from those in the forward-looking statements.  We urge you to read the company’s public filings with the Securities Exchange Commission (SEC), including our registration statement, other filings we may make, and our earnings and other press releases, all of which are available on our corporate website at
www.cdcsoftware.com and at
www.sec.gov.
We also encourage you to review the press releases and filings of our ultimate parent company, CDC Corporation.
All forward-looking statements are based upon information available to management as of the date thereof, and you are cautioned not to place any undue reliance on any forward-looking statements, which speak only as of such date. We assume no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

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Pursuing an aggressive SaaS Strategy
Goal is for SaaS + maintenance revenue to exceed 70% of total revenue within the next several years
Target to be at 60% within a year based on potential deals and organic growth from integrated acquisitions
Three SaaS deals since late November 2009
• gomembers
• Truition
• Computility
Pipeline
•
Term Sheet signed for biggest Supply Chain SaaS deal to date
•
2 currently-planned investments in SaaS companies
•
We believe there is a robust pipeline of targets that fit within our valuation criteria
Strategy

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Execution Focus
• We believe that smaller SaaS vendors have struggled to balance growth with profitability and could never make it “alone”
Targeted companies generally have the following characteristics:
• Fit with CDC Software’s “hybrid” SaaS and perpetual license model
• Expected to be earnings accretive and increase EBITDA margin over time
• Can be leveraged into traditional/new verticals
• Maintain proven pricing discipline and still getting SaaS
GOAL: SaaS revenue for Q1 2010  targeted at $1.6 m/quarter, $9 m/quarter  by end of 2010
Execution Plan

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Integration Approach
Strategic
Initiatives
Integration
Approach
Conclusions
•Acquisitions are a high priority with significant executive visibility
•Integration SVP’s
responsibilities:
•Ensure overall success
•Serve as a primary point of contact throughout the integration
•Ensure smooth transition
•Business Owner coordinates due diligence
•Senior Department Leaders participate in due diligence and integration planning
•President and CEO reviews and approves rollout plan
•Onsite visits by team to help ensure objectives are clearly communicated
•Progress reports distributed weekly
•Business Owner and Senior Department Leaders confirm completion of integration when acquisition is under their operational control
•Integration approach proven successful for past acquisitions
•New companies integrated without significant disruption to business
•Approach has been successful for multiple acquisitions integrated simultaneously

TRUITION

gomembers
your total technology solution provider

computility
Simplify

CDC Software

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Recent Acquisitions
Integration Progress: 100%
•
Organizational consolidation under Professional Services is complete
•
Sales training is complete - cross-sell opportunities underway
•
Marketing initiatives underway to increase pipeline
•
Offshore Engineering team is being recruited and trained
•
Toronto facilities consolidation is complete
•
Back-office systems integration is complete
•
Financial results through Q1 2010 are above Board-approved targets
Integration Progress: 75%
•
Headcount consolidation and 2010 Sales planning is complete.
•
Chicago facilities consolidation  is complete
•
Final back-office cutover on target for later in Q2 2010: gomembers delayed slightly in order to cutover Computility at same time
•
Financial results through Q1 2010 are above Board-approved targets

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Successfully integrated Truition, now CDC eCommerce
Integration Excellence
•
Leveraging global sales and back office shared service centers
•
Expect cross sell opportunities
Truition CDC ecommerce
Last full Qtr unaudited
Q3 2009
First full Qtr unaudited
Q1 2010
Revenue 1.8 1.8
GM% 56% 56%
Sales & Marketing % of Rev 12% 7%
R&D % of Rev 14% 13%
G&A % of Rev 25% 9%
EBITDA % of Rev 5% 27%

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Plan to reach closer to 70% of total revenue over the next few years
Recurring Revenue
* Estimated based upon current plans, goals and projections. Subject to change.
49%
56%
62%
70%
0
50
100
150
200
250
300
350
2009 2010* 2011* Goal*
Recurring Rev as % of Total Total Revenue

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Target to grow from  $7M in Q1 2010 to $47M by Q1 2011
Annualized Recurring SaaS Revenue
* Estimated based upon current plans, goals and projections. Subject to change.
100%
99%
55%
48%
-
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
45.0
Q1 '10 Q2 '10* Q3 '10* Q4 '10*
Amount Secured Annualized SaaS Rev
  Secured Recurring SaaS revenue comes from Truition, Gomembers, Computility, IDC plus anticipated revenue from recently announced supply chain company

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Sales Force Compensation
Goal
Plan
Results
•Salespeople sell what is in the customers best interest
•Motivate salespeople to get paid up front on both On-Premise or SAAS, as such, we are considering:
•For SAAS deals crediting the TCV (Total Contract Value)
equalizing compensation to the on-premise license ratio
•Salesperson to be paid when CDC Software is paid
•
Have been seeing strong cross sell interest into our customer base

Potential Acquisitions

- Significant market and pipeline opportunities
- Several deals
- Average deal size $5-15 million
- Venture backed
- Subscale companies
- Vertically focused
- Complementary solutions

Organic Growth

- Cross sell
- Enter new geographies
- Enter new verticals

Strategic Cloud Investment Partner Program (SCIPP)

-Minority Investment Program

CDC Software

© Copyright CDC Corporation 12 Company Growth Plan

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CDC Acquisition Strategy
•
Companies should fit strategically:
5 criteria on a 1-10 scale based on criteria Scale A, B, C:
1. Product architecture
2. Vertical/industry
3. Geography
4. Back office integration
5. Cross sell / strategic
•
Should be earnings accretive
•Cost
should be no more than 2 times recurring revenue

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Qualified Pipeline
Summary FY09 Revenue FY09 % SaaS
Company A 10 million + 84%
Company B 10 million + 43%
Company C 10 million + 94%
Company D 5 million 31%
Company E 4 million 60%

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Snapshot
Minority investments of up to $3 million
Can also be set up as a debt instrument: 8-12% interest rate and convertible into equity
Co-invest  in tier 1 venture capitalists
Establish commercial relationship to OEM/Cross-sell
Private label
Geographic exclusivity
Potential shared services
Infrastructure for SaaS
Offshore R&D
Support
Services
Strategic Cloud Investment Partner Program (SCIPP)

marketbright

eBizNET
Innovating SCM 2.0

Ford

Prudential

GENCO

CDC Software

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First Investment:
•
Leading provider of on-demand for lead generation
•
75 customers in 2009, targeting 280 in 2010
•
Common customers with CDC Software:
Second Investment:
•
Leader in Supply Chain Management IT systems
and solutions delivered on the cloud
•
9 Fortune 500 customers; over 65 customers
•
Common customer with CDC Software:
•
Investment structured as a convertible instrument
•
Get board seat
•
Investment structured as a convertible instrument
•
Get board seat

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Marketbright: Commercial Relationship
Marketbright is a partner for Pivotal CRM in USA and Canada
•Developing connector to Pivotal CRM
CDC Software is partner for Marketbright in USA and Canada
•Exclusive partner for Marketbright outside in EMEA, APAC and everywhere else
Other opportunities:
•
Leveraging the co-location and managed hosting facilities that CDC Software's other SaaS solutions use
•
Professional services, training or custom development projects for CDC Global Services
•
Using CDC Software’s Global Technical Support for customer and technical support

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Significant Joint Opportunities include:
•
Leverage CDC Software sales and partner network to sell eBizNET Suite
•
Complementary solutions
•
Supply Chain execution competency
•
Growing demand for SaaS
•
Footprint expansion
•
Enhance SaaS portfolio in SCM
•
Common Focus on emerging markets
•
Increases Top Line, Bottom Line and
Market Cap
Potential Benefits for CDC
•
Focus on emerging markets
•
Growth potentials
•
Jointly explore new frontiers with CDC
•
SaaS adoption growing rapidly
worldwide
Reasons for eBizNET
7Hills eBizNET Solutions, Inc.: Partnership
Consideration:
Commercial Agreements- CDC and 7Hills to negotiate in good faith:
a) CDC to become a co-branded reseller of eBizNET globally
b) Jointly offer an integrated solution to potential customers of both companies
c) CDC to consider leasing SaaS infrastructure globally to 7Hills
d) CDC to consider utilizing 7Hills Consulting and SI services
e) 7Hills to consider utilizing CDC offshore development and support centers

Blackboard
Salesforce.com
ConcurTech
RightNow
Art Tech Group
Ariba
Intuit
Unica
Netsuite

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CDC Software Hybrid/SaaS Model Peer Group
According to 2010 Analysts Expectations- CDC Software is currently trading at 1.3x EV/Revenues, with a 7.0x P/E
*Source: Based on publicly-available financial information obtained from Thomson Reuters- www.thomsonone.com
**Calculated by CDC Software as of 12/31/09 and based upon publicly-available financial information obtained from Thomson Reuters- www.thomsonone.com
Market C. Sales TEV/Sales EPS P/E FCF/Share
CY09 CY09 CY09 CY09 CY09
Ariba* $            1,276 $                339 3.3x $              0.70 21x $              0.91
Concur Tech* $            2,290 $                257 7.9x $              0.76 58x $              1.17
Intuit* $          11,354 $            3,221 3.5x $              1.92 18x $              2.61
Netsuite* $                943 $                167 5.1x $              0.05 NM $            (0.03)
RightNow* $                620 $                153 3.5x $              0.39 48x $              0.18
Salesforce.com* $          10,742 $            1,306 7.5x $              1.15 73x $              1.49
Blackboard** $            1,512 $                377 NM $              1.42 189x NM
Unica** $                163 $                  101 NM $              0.13 NM NM
Art Tech Group** $                688 $                  179 NM $              0.21 35x NM
189x
73x
58x
48x
35x
21x
18x
n/a n/a
P/E: FY09
Mean: 63x
$1.92
$1.42
$1.31
$1.15
$0.76
$0.70
$0.39
$0.21
$0.13
$0.05
Intuit Blackboard CDC Software Salesforce.com Concur Tech Ariba RightNow Art Tech Group Unica Netsuite
Earnings Per Share: FY09

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CDC Software Roadmap
Existing Model
New Model
Perpetual licensing model
Customization capabilities
Traditional implementation
Recurring subscription model
Hosted applications
E-learning and instant usage
Shared by multiple customers
Further software and software related
growth
Further margin increase
More predictable revenue stream
Potentially high economies of scale
Target new market segment
Drive accelerating growth and margin
expansion
Hybrid Model
Key Risks of SaaS Strategy: faster-than-expected deterioration in legacy revenues from cannibalization, increased competition, stumbles in selling SaaS offerings

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Investor Inquiries
Monish Bahl
Senior Vice President
678.259.8510
mbahl@cdcsoftware.com
Monish Bahl
Senior Vice President
678.259.8510
mbahl@cdcsoftware.com
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